10-K

EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,
	2011	2012	2013	2014	2015

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$2,880	$(974)	$1,442	$3,200	$(19,098)
Interest expense(a)	94	142	207	172	322
(Gain)/loss on investment in equity investees in excess of distributed earnings	(154)	108	219	75	96
Amortization of capitalized interest	297	402	440	438	483
Loan cost amortization	28	43	37	32	31
Earnings	$3,145	$(279)	$2,345	$3,917	$(18,166)
FIXED CHARGES:
Interest Expense	$94	$142	$207	$172	$322
Capitalized interest	727	976	815	604	410
Loan cost amortization	28	43	37	32	31
Fixed Charges	$849	$1,161	$1,059	$808	$763
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$172	$171	$171	$171	$171
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.65	1.64	1.61	1.56	1.30
Preferred Dividends	$284	$280	$275	$266	$222
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1,131	$1,441	$1,334	$1,074	$985
RATIO OF EARNINGS TO FIXED CHARGES	3.7	(0.2)	2.2	4.8	(23.8)
INSUFFICIENT COVERAGE	$—	$1,440	$—	$—	$18,929
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.8	(0.2)	1.8	3.6	(18.4)
INSUFFICIENT COVERAGE	$—	$1,720	$—	$—	$19,151

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.